Smart for Life, Inc.

990 S Rogers Circle, Suite 3

Boca Raton, FL 33487

July 7, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Doris Stacey Gama

Re:	Smart for Life, Inc.

Registration Statement on Form S-3

Filed June 5, 2023

File No. 333-272424

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 19, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-3 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-3

Prospectus Summary, page 1

1.	Please update your disclosure in your prospectus summary to include a discussion of the material terms of the 7,940,835 shares of common stock you are registering, including a description of the material terms of the Warrant Solicitation and Inducement Letter described in your 8-K filed May 30, 2023 or otherwise advise.

Response: We have revised our disclosure in accordance with the Staff’s comment.

The Offering, page 3

2.	We note that about 2,236,750 shares are “held in abeyance for the benefit of certain prior warrant holders that exercised their warrants.” Please revise your disclosure to clarify what it means to be held in abeyance and disclose whether the common stock has been issued following the warrant exercise or otherwise advise.

Response: We have revised our disclosure to clarify what it means to say that the 2,236,750 shares (the “Shares”) are held in abeyance, and we have disclosed that the Shares were not issued following the warrant exercise. Specifically, the letter agreements, dated May 29, 2023, between the Company and the selling stockholders (the “Inducement Letters”) prohibit the Company from issuing the Shares because doing so would violate the Beneficial Ownership Limitation (as defined in the Inducement Letters) contained in the Inducement Letters. The Inducement Letters require that the Shares instead be held in abeyance and evidenced by the Existing Warrants (as defined in the Inducement Letters). Abeyance means being without or waiting for an owner. Since the exercise price has been paid, but the Shares were not issued and the Existing Warrant continues to evidence the right to the Shares, the Existing Warrant has effectively become a “prefunded warrant” and the Shares may only be issued by the Company to the holders of the Existing Warrants (the “Holders”) if the Holders notify the Company that the issuance may occur without violation of the Beneficial Ownership Limitation.

In order to further clarify the fact that the Existing Warrants represent the right of the Holder to the Shares, following the filing of the Registration Statement and receipt of the Staff’s comment letter, we entered into Second Amended and Restated Warrants (the “Restated Warrants”) that amended and restated the Existing Warrants to reflect that the exercise price has been pre-funded in its entirety. We have revised the Registration Statement accordingly.

General

3.	We note the shareholders subject to the abeyance provisions have exercised their warrants for common stock. Please provide your legal analysis as to why such holders are not deemed beneficial owners of the common stock held in abeyance under Rule 13d-3. See Question 105.03 of the “Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting” Compliance and Disclosure Interpretations.

Response: Although the shareholders whose Shares are held in abeyance have exercised their warrants for common stock, such holders are not deemed beneficial owners of the Shares under Rule 13d-3 because pursuant to the Inducement Letters, such holders are not contractually entitled to receive the Shares if and to the extent that the issuance of the Shares to them would exceed the Beneficial Ownership Limitation. In fact, unlike in the typical case where the Beneficial Ownership Limitation may be waived upon 61 days’ notice, there is no ability to waive the Beneficial Ownership Limitation contained in the Inducement Letters.

Section 240.13d-3(a) provides, in pertinent part, that for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power or (ii) investment power. The Holders of the Existing Warrants do not have any right to vote the Shares as such Shares are not issued and outstanding and not registered in the name of the Holders. Similarly, the Holders do not have investment power over the Shares because the Shares are not issued and outstanding and not registered in the name of the Holders, so the Holders do not have the power to dispose, or to direct the disposition of, the Shares.

The Holders will become the beneficial owners of the Shares only upon the issuance of the Shares, which will occur once the Shares can be issued without violation of the Beneficial Ownership Limitation. Accordingly, paragraph (d) of Section 240.13d-3(a) of the Exchange Act does not apply since the Holders do not have the right to acquire the Shares upon less than 60 days’ notice.

The foregoing interpretation is consistent with Question 105.03 of the “Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting” Compliance and Disclosure Interpretations (the “CD&I”). The answer provided in the CD&I states that it is possible that the holder of a convertible security would not be obligated to file a beneficial ownership report so long as such holder does not have the right to acquire the security within sixty days. It goes on to say that the conversion provisions (in the case of the CD&I convertible preferred stock instead of warrants was at issue) that limit the ownership of a class of securities must be binding and valid (e.g., provisions that are non-waivable, enforceable, established in the issuer's governing instruments, applicable to affiliates and assigns, etc.) to effectively eliminate the right of the holder of the convertible securities to acquire the underlying shares and, thereby, relieve the holder of a beneficial ownership report filing obligation.

As noted above, many warrants and convertible securities that have beneficial ownership limitations allow the warrant or convertible security holder to waive the limitation upon 61 days’ notice. The Inducement Letters go further and do not permit waiver of the Beneficial Ownership Limitations at all. Consistent with the CD&I, the Inducement Letters are binding, and valid agreement and they eliminate the right of the Holders to acquire the Shares, thereby, relieving the Holders of a beneficial ownership report filing obligation. Specifically, the Inducement Letters provides that “[n]otwithstanding anything herein to the contrary, in the event that any Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Existing Warrants (or, if applicable and at the Holder’s election, 9.99%), the Company shall only issue such number of Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Warrant Shares permitted thereunder, as directed by the Holder, with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Existing Warrants which shall be deemed prepaid thereafter (including the payment in full of the exercise price), and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise price shall be due and payable).” (Emphasis added) The highlighted clause clearly prohibits the Company from issuing the Shares until they can be issued without violating the Beneficial Ownership Limitations. The Company must wait until the Holders notify the Company that issuance of the Shares would not violate the Beneficial Ownership Limitation. Only after receiving such written representation from the Holders may the Company issue the Shares. Only at the time of issuance will the Holders have voting and investment rights with respect to the Shares and become the beneficial owners thereof.

As noted above, the remaining abeyance shares were substituted for Restated Warrants on June 30, 2023. The Restated Warrants also include a beneficial ownership limitation, which provides that the Company shall not effect any exercise of a Restated Warrant, and a holder shall not have the right to exercise any portion of a Restated Warrant, to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% (or 9.99% in the case of one holder) of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the Restated Warrant, which limitation may be increased or decreased by the holder (up to a maximum of 9.99%) upon not less than 61 days’ notice to the Company. Accordingly, paragraph (d) of Section 240.13d-3(a) of the Exchange Act does not apply to the Restated Warrants since the holders do not have the right to acquire the shares issuable upon exercise of the Restated Warrants upon less than 60 days’ notice.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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